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Einladung zur Hauptversammlung am 16. Juni 2010

KRONES

Einladung zur Hauptversammlung

KRONES Aktiengesellschaft Neutraubling
Wertpapier-Kenn-Nummer: 633 500
ISIN: DE0006335003

Wir laden unsere Aktionäre zur
30. ordentlichen Hauptversammlung ein,
die am Mittwoch, den 16. Juni 2010, 14.00 Uhr,
in der Stadthalle Neutraubling,
Regensburger Straße 9,
stattfindet (Einlass ab 13.00 Uhr).

1. Vorlage des festgestellten Jahresabschlusses und des gebilligten Konzernabschlusses mit den Lageberichten der KRONES Aktiengesellschaft und des Konzerns für das Geschäftsjahr 2009, des Berichts des Aufsichtsrats über das Geschäftsjahr 2009 sowie des erläuternden Berichts zu den Angaben nach §§ 289 Abs. 4, 315 Abs. 4 HGB

Die genannten Unterlagen können in den Geschäftsräumen der KRONES Aktiengesellschaft (Böhmerwaldstr. 5, 93073 Neutraubling) und im Internet unter www.krones.com über den Link »Investor Relations« »Hauptversammlung« eingesehen werden und liegen auch während der Hauptversammlung selbst zur Einsicht der Aktionäre aus. Die Unterlagen werden den Aktionären auf Anforderung auch zugesandt.

Eine Beschlussfassung zu diesem Tagesordnungspunkt ist im Einklang mit den gesetzlichen Bestimmungen nicht vorgesehen und nicht möglich, weil der Aufsichtsrat den Jahres- und den Konzernabschluss bereits gebilligt hat und der Jahresabschluss damit festgestellt ist. Für die übrigen Unterlagen, die unter diesem Tagesordnungspunkt genannt werden, sieht das Gesetz generell lediglich die Information der Aktionäre durch die Möglichkeit zur Einsichtnahme, aber keine Beschlussfassung durch die Hauptversammlung vor.

2. Beschlussfassung über die Entlastung der Mitglieder des Vorstands für das Geschäftsjahr 2009

Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Vorstands für das Geschäftsjahr 2009 Entlastung zu erteilen.

3. Beschlussfassung über die Entlastung des Aufsichtsrats für das Geschäftsjahr 2009

Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Aufsichtsrats für das Geschäftsjahr 2009 Entlastung zu erteilen.

4. Beschlussfassung über die Billigung des Systems zur Vergütung der Vorstandsmitglieder

Durch das Gesetz zur Angemessenheit der Vorstandsvergütung (VorstAG) vom 31.07.2009 wurde die Möglichkeit geschaffen, dass die Hauptversammlung über die Billigung des Systems zur Vergütung der Vorstandsmitglieder beschließt. Von dieser Möglichkeit soll Gebrauch gemacht werden. Der Beschluss begründet weder Rechte noch Pflichten; insbesondere lässt er die Verpflichtungen des Aufsichtsrats nach § 87 AktG unberührt.

Die Beschlussfassung unter diesem Tagesordnungspunkt bezieht sich auf das derzeit bei der KRONES Aktiengesellschaft geltende Vergütungssystem, das Grundlage für die Festsetzung der Vorstandsvergütung im Geschäftsjahr 2009 war. Das System zur Vergütung der Vorstandsmitglieder ist auf Seite 87 des Geschäftsberichts über das Geschäftsjahr 2009 beschrieben, der in den Geschäftsräumen der KRONES Aktiengesellschaft (Böhmerwaldstr. 5, 93073 Neutraubling) und im Internet unter www.krones.com über den Link »Investor Relations« eingesehen werden kann und auch während der Hauptversammlung selbst zur Einsicht der Aktionäre ausliegt. Der Geschäftsbericht wird den Aktionären auf Anforderung auch zugesandt.

Vorstand und Aufsichtsrat schlagen vor, das System zur Vergütung der Vorstandsmitglieder zu billigen.

5. Beschlussfassung über Angaben zur Vorstandsvergütung

Die Hauptversammlung der Gesellschaft hat am 21.06.2006 beschlossen, dass die seinerzeit gemäß § 285 Satz 1 Nr. 9 des Handelsgesetzbuches (HGB) Buchstabe a Satz 5 bis 9 gemäß § 314 Abs. 1 Nr. 6 Buchstabe a Satz 5 bis 9 HGB verlangten Angaben (individualisierte Offenlegung der Gesamtbezüge der Mitglieder des Vorstands) bis zum Ablauf des 20.06.2011 unterbleiben sollen.

Durch das Gesetz zur Angemessenheit der Vorstandsvergütung vom 31. Juli 2009 (VorstAG) sind die gesetzlichen Regelungen zur individualisierten Offenlegung der Gesamtbezüge der Mitglieder des Vorstands – die nunmehr in § 285 Nr. 9 Buchstabe a Satz 5 bis 8 und § 314 Abs. 1 Nr. 6 Buchstabe a Satz 5 bis 8 HGB geregelt sind – teilweise neu geregelt worden. Die Neuregelungen gelten erstmals für Jahres- und Konzernabschlüsse für das nach dem 31. Dezember 2009 beginnende Geschäftsjahr.

Die Hauptversammlung kann gemäß § 286 Abs. 5 HGB bzw. § 314 Abs. 2 Satz 2 HGB i. V. m. § 286 Abs. 5 HGB beschließen, dass die verlangten Angaben unterbleiben. Der Beschluss der Hauptversammlung bedarf einer Mehrheit von mindestens drei Vierteln des bei der Beschlussfassung vertretenen Grundkapitals, wobei für einen Aktionär, dessen Bezüge als Vorstandsmitglied von der Beschlussfassung betroffen sind, § 136 Abs. 1 des Aktiengesetzes entsprechend gilt. Der Beschluss kann höchstens für einen Zeitraum von fünf Jahren gefasst werden.

Vorstand und Aufsichtsrat schlagen vor, folgenden Beschluss zu fassen:

Bei der Aufstellung des Jahresabschlusses und des Konzernabschlusses der Gesellschaft unterbleiben die in § 285 Nr. 9 Buchstabe a Satz 5 bis 8 HGB und § 314 Abs. 1 Nr. 6 Buchstabe a Satz 5 bis 8 HGB in der Fassung des Gesetzes zur Angemessenheit der Vorstandsvergütung vom 31.07.2009 (VorstAG) verlangten Angaben im Anhang und an anderen gesetzlich etwa vorgesehenen Stellen. Dieser Beschluss gilt erstmals für den Jahresabschluss und den Konzernabschluss für das Geschäftsjahr 2010 und für die vier folgenden Geschäftsjahre, d. h. bis einschließlich des Jahresabschlusses und des Konzernabschlusses für das Geschäftsjahr 2014.

6. Beschlussfassung über die Ermächtigung zum Erwerb und zur Verwendung eigener Aktien

Die in der Hauptversammlung am 17.06.2009 (Tagesordnungspunkt 6) beschlossene Ermächtigung zum Erwerb eigener Aktien wird zum Ablauf des 16.12.2010 und damit vor der nächsten ordentlichen Hauptversammlung ablaufen. Um auch nach Ablauf des 16.12.2010 diesbezüglich handlungsfähig zu sein, soll die Gesellschaft erneut zum Erwerb und zur Verwendung eigener Aktien ermächtigt werden.

Bei dieser Gelegenheit soll auch von der durch das Gesetz zur Umsetzung der Aktionärsrechterichtlinie (ARUG) vom 30.07.2009 eingeräumten Möglichkeit Gebrauch gemacht werden, die Ermächtigung nicht nur für bis zu 18 Monate, sondern für bis zu fünf Jahre zu erteilen.

Durch eine für fünf Jahre geltende Ermächtigung wird vermieden, dass die Ermächtigung auf jeder Hauptversammlung erneuert werden muss. Zudem bietet ein längerer Ermächtigungszeitraum der Gesellschaft größere Planungssicherheit

Vorstand und Aufsichtsrat schlagen vor, folgenden Beschluss zu fassen:

a) Die Gesellschaft wird gem. § 71 Abs. 1 Nr. 8 AktG ermächtigt, eigene Aktien bis zu insgesamt 10 % des derzeitigen Grundkapitals unter Einhaltung der gesetzlichen Vorgaben und der Vorgaben dieses Beschlusses zu erwerben.

b) Die Ermächtigung kann ganz oder in Teilbeträgen, einmalig oder mehrmals, in Verfolgung eines oder mehrerer Zwecke durch die Gesellschaft, durch ihre Konzernunternehmen oder für ihre oder deren Rechnung durch Dritte ausgeübt werden.
Die Ermächtigung wird mit Beschlussfassung durch die Hauptversammlung wirksam und gilt bis zum Ablauf des 15.06.2015. Die in der Hauptversammlung der Gesellschaft vom 17.06.2009 (Tagesordnungspunkt 6) beschlossene Ermächtigung endet mit Wirksamkeit dieser neuen Ermächtigung.
Die aufgrund dieser Ermächtigung erworbenen eigenen Aktien dürfen zusammen mit anderen Aktien der Gesellschaft, welche die Gesellschaft bereits erworben hat oder noch besitzt, oder die ihr nach den §§ 71 a ff. AktG zuzurechnen sind, zu keinem Zeitpunkt 10 % des Grundkapitals der Gesellschaft übersteigen. Die Ermächtigung darf nicht zum Zwecke des Handels in eigenen Aktien ausgenutzt werden.

c) Der Erwerb erfolgt nach Wahl des Vorstands (1) über die Börse oder (2) mittels eines öffentlichen Kaufangebots bzw. mittels einer öffentlichen Aufforderung zur Abgabe eines solchen Angebots.

   (1) Erfolgt der Erwerb der Aktien direkt über die Börse, darf der gezahlte Gegenwert je Aktie (ohne Erwerbsnebenkosten) den am Börsenhandelstag ermittelten Eröffnungskurs im XETRA-Handel (oder einem vergleichbaren Nachfolgesystem) an der Frankfurter Wertpapierbörse um nicht mehr als 10 % überschreiten und um nicht mehr als 10 % unterschreiten.

   (2) Erfolgt der Erwerb über ein öffentliches Kaufangebot bzw. eine öffentliche Aufforderung zur Abgabe eines Kaufangebots, dürfen der gebotene Kaufpreis oder die Grenzwerte der Kaufpreisspanne je Aktie (ohne Erwerbsnebenkosten) den Eröffnungskurs im XETRA-Handel (oder einem vergleichbaren Nachfolgesystem) an der Frankfurter Wertpapierbörse am dritten Börsenhandelstag vor dem Tag der öffentlichen Ankündigung des Angebots bzw. der öffentlichen Aufforderung zur Abgabe eines Kaufangebots (der »maßgebliche Kurs«) um nicht mehr als 20 % überschreiten und um nicht mehr als 20 % unterschreiten. Ergeben sich nach der Veröffentlichung eines öffentlichen Kaufangebots bzw. der öffentlichen Aufforderung zur Abgabe eines Kaufangebots erhebliche Abweichungen vom maßgeblichen Kurs, so kann das Angebot bzw. die Aufforderung zur Abgabe eines solchen Angebots angepasst werden. In diesem Fall wird der maßgebliche Kurs nach dem entsprechenden Kurs am letzten Börsenhandelstag vor der öffentlichen Ankündigung einer etwaigen Anpassung bestimmt. Das Kaufangebot bzw. die Aufforderung zur Abgabe eines solchen Angebots kann weitere Bedingungen vorsehen. Sofern das Kaufangebot überzeichnet ist bzw. im Falle einer Aufforderung zur Abgabe eines Angebots von mehreren gleichwertigen Angeboten nicht sämtliche angenommen werden, muss die Annahme nach Quoten erfolgen. Eine bevorrechtigte

Annahme geringer Stückzahlen bis zu 100 Stück zum Erwerb angebotener Aktien je Aktionär kann vorgesehen werden.

d) Der Vorstand wird ermächtigt, Aktien der Gesellschaft, die aufgrund dieser Ermächtigung erworben werden, zu allen gesetzlich zugelassenen Zwecken, insbesondere auch wie folgt zu verwenden:
   (1) Die Aktien können gegen Sachleistung veräußert werden, insbesondere im Zusammenhang mit Unternehmenszusammenschlüssen oder dem Erwerb von Unternehmen, Unternehmensteilen oder Unternehmensbeteiligungen.
   (2) Die Aktien können in anderer Weise als über die Börse veräußert werden, wenn die Aktien zu einem Preis veräußert werden, der den Börsenkurs der Aktie der Gesellschaft zum Zeitpunkt der Veräußerung nicht wesentlich unterschreitet.
   (3) Die Aktien können eingezogen werden, ohne dass die Einziehung oder die Durchführung der Einziehung eines weiteren Hauptversammlungsbeschlusses bedarf.

e) Die Ermächtigungen unter lit. d) können einmalig oder mehrmals, einzeln oder gemeinsam, ganz oder in Teilen ausgenutzt werden.

f) Ein Bezugsrecht der Aktionäre auf diese eigenen Aktien wird insoweit ausgeschlossen, wie diese Aktien gemäß der vorstehenden Ermächtigung unter lit. d) (1) und/oder (2) verwendet werden.

g) Auf die eigenen Aktien, die die Gesellschaft aufgrund der Ermächtigungen der vorangegangenen Hauptversammlungen bereits erworben hat, finden die Ermächtigungen unter lit. d) sowie die Regelungen unter lit. e) und f) Anwendung.

Bericht des Vorstands über den Ausschluss des Bezugsrechts in Tagesordnungspunkt 6

Der KRONES Aktiengesellschaft soll auch in der diesjährigen Hauptversammlung wieder die in § 71 Abs. 1 Nr. 8 AktG eröffnete Möglichkeit gegeben werden, eigene Aktien zu den gesetzlich zulässigen Zwecken zu erwerben und zu veräußern bzw. einzuziehen.

Neben dem Erwerb über die Börse soll die Gesellschaft auch die Möglichkeit erhalten, eigene Aktien durch ein öffentliches, an die Aktionäre der Gesellschaft zu richtendes Kaufangebot oder durch die öffentliche Aufforderung zur Abgabe eines solchen Angebots zu erwerben. Bei der öffentlichen Aufforderung zur Abgabe eines Angebots können die Adressaten der Aufforderung entscheiden, wie viele Aktien und, falls in der öffentlichen Aufforderung zu Abgabe eines Angebots eine Preisspanne angegeben ist, zu welchem innerhalb dieser Preisspanne liegenden Preis sie diese der Gesellschaft anbieten möchten. Sofern ein öffentliches Kaufangebot überzeichnet ist bzw. im Falle einer Aufforderung zur Abgabe eines Angebots von mehreren gleichwertigen Angeboten nicht sämtliche angenommen werden können, muss die Annahme nach Quoten erfolgen. Hierbei soll es jedoch möglich sein, eine bevorrechtigte Annahme kleiner Offerten oder kleiner Teile von Offerten bis zu maximal 100 Stück Aktien je Aktionär vorzusehen. Diese Möglichkeit dient dazu, gebrochene Beträge bei der Festlegung der zu erwerbenden Quoten und kleine Restbestände zu vermeiden und damit die technische Abwicklung zu erleichtern.

Die Verwendung der erworbenen eigenen Aktien soll in sämtlichen folgenden Fällen unter Ausschluss eines Bezugsrechts der Aktionäre erfolgen können:

Der Beschlussvorschlag enthält die Ermächtigung des Vorstands, die erworbenen eigenen Aktien gegen Sachleistung unter Ausschluss eines Bezugsrechts der Aktionäre zu veräußern. Die Gesellschaft wird dadurch in die Lage versetzt, eigene Aktien als Gegenleistung insbesondere im Rahmen von Unternehmenszusammenschlüssen oder im Zusammenhang mit dem Erwerb von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen anbieten zu können. In solchen Transaktionen wird nicht selten die Gegenleistung in Form von Aktien bevorzugt. Die hier vorgeschlagene Ermächtigung soll der Gesellschaft den notwendigen Handlungsspielraum geben, sich bietende Gelegenheiten zum Erwerb von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen schnell und flexibel sowohl national als auch auf internationalen Märkten ausnutzen zu können. Dem trägt der vorgeschlagene Ausschluss eines Bezugsrechts Rechnung. Bei der Festlegung der Bewertungsrelationen wird der Vorstand darauf achten, dass die Interessen der Aktionäre angemessen gewahrt werden. Der Vorstand wird sich bei der Bemessung des Werts der als Gegenleistung gewährten Aktien am Börsenpreis der Aktien der Gesellschaft orientieren. Eine schematische Anknüpfung an einen Börsenpreis ist hierbei nicht vorgesehen, insbesondere um einmal erzielte Verhandlungsergebnisse nicht durch Schwankungen des Börsenpreises in Frage zu stellen. Konkrete Pläne für das Ausnutzen dieser Ermächtigung bestehen derzeit nicht.

Die vorgeschlagene Ermächtigung sieht auch vor, dass die erworbenen eigenen Aktien in anderer Weise als über die Börse durch den Vorstand veräußert werden können, sofern in entsprechender Anwendung von § 186 Abs. 3 Satz 4 AktG der Verkaufspreis den Börsenkurs der Aktien der Gesellschaft zum Zeitpunkt der Veräußerung nicht wesentlich unterschreitet. Diese Voraussetzung trägt dem Gedanken des Verwässerungsschutzes der Aktionäre Rechnung. Die endgültige Festlegung des Veräußerungspreises für die eigenen Aktien geschieht zeitnah vor der Veräußerung. Der Vorstand wird einen eventuellen Abschlag vom Börsenpreis nach den zum Zeitpunkt der Platzierung vorherrschenden Marktbedingungen möglichst niedrig bemessen. Diese Ermächtigung versetzt den Vorstand in die Lage, das Eigenkapital der Gesellschaft unter Wahrung der Belange der Aktionäre flexibel an die jeweiligen geschäftlichen Erfordernisse anzupassen, kurzfristig auf günstige Börsensituationen reagieren zu können und insbesondere Aktien gezielt an Kooperationspartner auszugeben.

Schließlich soll der Vorstand die erworbenen eigenen Aktien auch ohne erneuten Beschluss der Hauptversammlung einziehen können.

Die aufgeführten Möglichkeiten und damit der Ausschluss des Bezugsrechts der Aktionäre sollen auch auf diejenigen eigenen Aktien Anwendung finden, die die Gesellschaft aufgrund der Ermächtigungen durch die vorangegangenen Hauptversammlungen bereits erworben hat und noch hält.

Der Vorstand wird der Hauptversammlung jeweils Bericht über eine Ausnutzung der Ermächtigung erstatten.

7. Satzungsänderung betreffend das Teilnahmerecht an der Hauptversammlung

Das Gesetz zur Umsetzung der Aktionärsrechterichtlinie (ARUG) vom 30.07.2009 hat unter anderem § 123 des Aktiengesetzes (Ladungsfrist zur Hauptversammlung, Anmeldung zur Hauptversammlung, Nachweis der Berechtigung zur Teilnahme an der Hauptversammlung bzw. zur Ausübung des Stimmrechts) geändert. Außerdem hat das ARUG die Form der Vollmacht zur Ausübung des Stimmrechts neu geregelt. Nachfolgend sollen die betroffenen Satzungsregelungen an das ARUG angepasst werden.

§ 18 Abs. 1 und Abs. 2 der Satzung der Gesellschaft lauten derzeit:

»1.

Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind nur diejenigen Aktionäre berechtigt, die sich vor der Hauptversammlung bei der Gesellschaft in Textform in deutscher oder englischer Sprache anmelden und ihren Anteilsbesitz nachweisen.

Als Nachweis genügt ein in Textform erstellter besonderer Nachweis des Anteilsbesitzes durch das depotführende Institut in deutscher oder englischer Sprache. Der Nachweis hat sich auf den Beginn des einundzwanzigsten Tages vor der Hauptversammlung zu beziehen.

Der Nachweis und die Anmeldung müssen bis spätestens am siebten Tage vor der Hauptversammlung der Gesellschaft unter der in der Einberufung hierfür mitgeteilten Adresse zugehen.

Bei der Fristberechnung ist der Tag der Versammlung nicht mitzurechnen. Fällt der letzte Tag der Frist auf einen Samstag, Sonntag oder einen am Sitz der Gesellschaft staatlich anerkannten allgemeinen Feiertag, so ist der Zugang des Nachweises und der Anmeldung noch bis zum Ablauf des nächsten darauf folgenden Werktags ausreichend, wobei ein Samstag nicht als Werktag zählt.

2.

Das Stimmrecht kann durch Bevollmächtigte ausgeübt werden, wobei diese nur stimmberechtigt sind, wenn die Vollmacht in Schriftform, elektronischer Form gemäß § 126 a BGB oder in Form eines ausgedruckten Telefaxes nachgewiesen wird.

Es können auch von der Gesellschaft benannte Stimmrechtsvertreter bevollmächtigt werden. § 135 AktG bleibt unberührt.«

Vorstand und Aufsichtsrat schlagen vor, folgenden Beschluss zu fassen:

§ 18 Abs. 1 und Abs. 2 der Satzung der Gesellschaft werden wie folgt neu gefasst:

»1.

Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind nur diejenigen Aktionäre berechtigt, die sich vor der Hauptversammlung bei der Gesellschaft in Textform in deutscher oder englischer Sprache anmelden und ihren Anteilsbesitz nachweisen.

Als Nachweis genügt ein in Textform erstellter besonderer Nachweis des Anteilsbesitzes durch das depotführende Institut in deutscher oder englischer Sprache. Der Nachweis hat sich auf den Beginn des einundzwanzigsten Kalendertages vor der Hauptversammlung zu beziehen.

Der Nachweis und die Anmeldung müssen der Gesellschaft unter der in der Einberufung hierfür mitgeteilten Adresse mindestens sechs Kalendertage vor der Hauptversammlung zugehen. Der Vorstand kann in der Einberufung eine kürzere, in Kalendertagen bemessene Frist vorsehen.

Bei der Fristberechnung sind der Tag der Hauptversammlung und der Tag des Zugangs nicht mitzurechnen.

2.

Das Stimmrecht kann durch einen Bevollmächtigten ausgeübt werden. Die Erteilung der Vollmacht, ihr Widerruf und der Nachweis der Bevollmächtigung gegenüber der Gesellschaft bedürfen der Textform. In der Einberufung kann eine Erleichterung der Textform bestimmt werden. § 135 AktG bleibt unberührt.«

§ 18 Abs. 3 der Satzung der Gesellschaft bleibt unverändert.

8. Satzungsänderung betreffend die elektronische Übermittlung von Mitteilungen nach §§ 125, 128 AktG

Aufgrund des Gesetzes zur Umsetzung der Aktionärsrechterichtlinie vom 30.07.2009 (ARUG) ist es nun möglich, die Mitteilungen nach §§ 125, 128 AktG ausschließlich elektronisch zu übermitteln, sofern dies in der Satzung der Gesellschaft vorgesehen ist. Es soll daher § 3 der Satzung der Gesellschaft dahingehend ergänzt werden, dass der Gesellschaft diese kostensparende Möglichkeit der Übermittlung eingeräumt wird.

Die Überschrift von § 3 der Satzung der Gesellschaft lautet derzeit:

»§ 3 Bekanntmachungen«

Vorstand und Aufsichtsrat schlagen vor, folgenden Beschluss zu fassen:
Die Überschrift von § 3 der Satzung der Gesellschaft wird wie folgt neu gefasst:

»§ 3 Bekanntmachungen und Mitteilungen«

In § 3 der Satzung der Gesellschaft wird ein neuer Absatz 2 eingefügt, welcher lautet:

»2.

Mitteilungen nach § 125 Abs. 2 AktG werden, soweit ein Aktionär nicht widerspricht, ausschließlich elektronisch übermittelt. Gleiches gilt für die Übermittlung von Mitteilungen durch Kreditinstitute gemäß § 128 Abs. 1 AktG. Der Vorstand der Gesellschaft ist, ohne dass hierauf ein Anspruch der Aktionäre besteht, berechtigt, Mitteilungen zusätzlich zur oder anstelle der elektronischen Übermittlung in Papierform zu versenden.«

Der bisherige Wortlaut von § 3 wird Absatz 1.

9. Beschlussfassung über die Bestellung des Abschlussprüfers für das Geschäftsjahr 2010

Der Aufsichtsrat schlägt vor, die KPMG Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Zweigniederlassung Regensburg, zum Abschlussprüfer für das Geschäftsjahr 2010 zu bestellen.

Gesamtzahl der Aktien und Stimmrechte

Das Grundkapital der Gesellschaft beträgt im Zeitpunkt der Veröffentlichung dieser Einberufung der Hauptversammlung im elektronischen Bundesanzeiger EUR 40.000.000,00. Es ist eingeteilt in 31.593.072 Stückaktien. Jede Stückaktie gewährt in der Hauptversammlung eine Stimme. Die Gesellschaft hält 1.425.421 eigene Aktien. Die 31.593.072 Stückaktien gewähren damit im Zeitpunkt der Einberufung der Hauptversammlung insgesamt 30.167.651 Stimmen.

Voraussetzungen für die Teilnahme an der Hauptversammlung und die Ausübung des Stimmrechts, Nachweisstichtag nach § 123 Abs. 3 Satz 3 AktG und dessen Bedeutung

Zur Teilnahme an der Hauptversammlung und zur Ausübung des Antrags- und Stimmrechts in der Hauptversammlung sind nur diejenigen Aktionäre berechtigt, die sich vor der Hauptversammlung bei der Gesellschaft in Textform in deutscher oder englischer Sprache anmelden und ihren Anteilsbesitz nachweisen. Als Nachweis genügt ein in Textform erstellter besonderer Nachweis des Anteilsbesitzes durch das depotführende Institut in deutscher oder englischer Sprache. Der Nachweis des Anteilsbesitzes hat sich auf den Beginn des 26.05.2010 (0.00 MESZ) (»Nachweisstichtag«) zu beziehen. Der Nachweis des Anteilsbesitzes und die Anmeldung müssen der Gesellschaft spätestens bis zum Ablauf des 09.06.2010 (24.00 MESZ) unter einer der folgenden Kontaktmöglichkeiten zugehen:

KRONES Aktiengesellschaft
c/o Commerzbank AG
ZTB M 3.2.4 General Meetings/Proxy Voting
60261 Frankfurt am Main

oder
Telefax: 069 136 26351
oder
E-Mail: ZTBM-HV-Eintrittskarten@Commerzbank.com

Der Nachweisstichtag (auch Record Date genannt) ist das entscheidende Datum für die Teilnahme an der Hauptversammlung und die Ausübung des Stimmrechts in der Hauptversammlung. Im Verhältnis zur Gesellschaft gilt für die Teilnahme an der Hauptversammlung oder die Ausübung des Stimmrechts als Aktionär nur, wer einen Nachweis des Anteilsbesitzes zum Beginn des Record Date erbracht hat. Veränderungen im Aktienbestand nach diesem Zeitpunkt haben hierfür keine Bedeutung. Aktionäre, die ihre Aktien erst nach dem Beginn des Record Date erworben haben, können somit nicht an der Hauptversammlung teilnehmen und in dieser auch kein Stimmrecht ausüben. Aktionäre, die sich ordnungsgemäß angemeldet und den Nachweis erbracht haben, sind auch dann zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts in dieser berechtigt, wenn sie die Aktien nach dem Beginn des Record Date veräußern. Der Nachweisstichtag hat keine Auswirkungen auf die Veräußerbarkeit der Aktien und ist kein relevantes Datum für eine eventuelle Dividendenberechtigung.

Vertretung

Aktionäre, die nicht persönlich an der Hauptversammlung teilnehmen können oder möchten, können sich durch einen Bevollmächtigten, z. B. durch ein Kreditinstitut, eine Aktionärsvereinigung oder eine andere Person ihrer Wahl vertreten lassen. Bevollmächtigt der Aktionär mehr als eine Person, so kann die Gesellschaft eine oder mehrere von diesen zurückweisen.

Die Erteilung der Vollmacht, ihr Widerruf und der Nachweis der Bevollmächtigung gegenüber der Gesellschaft bedürfen der Textform. Kreditinstitute und ihnen nach § 135 Abs. 8 AktG oder nach § 135 Abs. 10 AktG i.V.m. § 125 Abs. 5 AktG gleichgestellte Personen, wie etwa Aktionärsvereinigungen, können, soweit sie selbst bevollmächtigt werden, abweichende Regelungen vorsehen.

Ein Formular für Erteilung einer Vollmacht befindet sich auf der Rückseite der Eintrittskarte, die den Aktionären nach der oben beschriebenen form- und fristgerechten Anmeldung übermittelt wird. Das Formular für die Erteilung der Vollmacht steht außerdem auf der Internetseite der Gesellschaft unter www.krones.com über den Link »Investor Relations« »Hauptversammlung« zum Download bereit und kann auch unter folgenden Kontaktdaten bei der Gesellschaft angefordert werden:

KRONES Aktiengesellschaft
Investor Relations
Böhmerwaldstr. 5
93073 Neutraubling

oder
Telefax: 09401 703786
oder
E-Mail: hv2010@krones.com

Vertretung durch von der Gesellschaft benannte Stimmrechtsvertreter

Zusätzlich bietet die Gesellschaft ihren Aktionären an, von der Gesellschaft benannte weisungsgebundene Stimmrechtsvertreter bereits vor der Hauptversammlung zu bevollmächtigen.

Die von der Gesellschaft benannten Stimmrechtsvertreter müssen in Textform bevollmächtigt und angewiesen werden. Unterlagen hierzu mit dem Vollmachts- und Weisungsformular für die Stimmrechtsvertreter der Gesellschaft und den entsprechenden Erläuterungen werden den Aktionären mit der Eintrittskarte übersandt. Diese Unterlagen stehen außerdem auf der Internetseite der Gesellschaft unter www.krones.com über den Link »Investor Relations« »Hauptversammlung« zum Download bereit und können auch unter folgenden Kontaktdaten bei der Gesellschaft angefordert werden:

KRONES Aktiengesellschaft
Investor Relations
Böhmerwaldstr. 5
93073 Neutraubling

oder
Telefax: 09401 703786
oder
E-Mail: hv2010@krones.com

An die vorgenannten Kontaktdaten kann auch der Nachweis des Vollmachts- und Weisungsformulars übermittelt werden. Wir bitten um rechtzeitige Übermittlung der ausgefüllten Vollmacht mit den Weisungen zur Abstimmung.

Vollmachten an die von der Gesellschaft benannten Stimmrechtsvertreter können darüber hinaus durch anwesende Aktionäre oder deren Vertreter auch während der Hauptversammlung erteilt werden.

Soweit von der Gesellschaft benannte Stimmrechtsvertreter bevollmächtigt werden, müssen diesen in jedem Fall Weisungen für die Ausübung des Stimmrechts erteilt werden. Ohne diese Weisungen ist die Vollmacht ungültig. Die Stimmrechtsvertreter sind verpflichtet, weisungsgemäß abzustimmen

Rechte der Aktionäre

Den Aktionären stehen im Vorfeld bzw. in der Hauptversammlung unter anderem die folgenden Rechte nach § 122 Abs. 2, § 126 Abs. 1, § 127 und § 131 Abs. 1 AktG zu. Weitergehende Erläuterungen hierzu finden sich im Internet unter www.krones.com über den Link »Investor Relations« »Hauptversammlung«.

- **Verlangen einer Ergänzung der Tagesordnung**

Gemäß § 122 Abs. 2 AktG können Aktionäre, deren Anteile zusammen den zwanzigsten Teil des Grundkapitals oder den anteiligen Betrag von EUR 500.000,00 erreichen, verlangen, dass Gegenstände auf die Tagesordnung gesetzt und bekanntgemacht werden. Jedem neuen Gegenstand muss eine Begründung oder eine Beschlussvorlage beiliegen. Die Antragsteller haben nachzuweisen, dass sie seit mindestens drei Monaten vor dem Tag der Hauptversammlung (also spätestens seit dem 16.03.2010, 0.00 Uhr MESZ) Inhaber der Aktien sind. Bei der Berechnung dieser Frist ist § 70 AktG zu beachten.

Das Verlangen muss der Gesellschaft schriftlich mindestens 30 Tage vor der Hauptversammlung, also spätestens bis zum Ablauf des 16.05.2010 (24.00 Uhr MESZ), unter folgenden Kontaktdaten zugehen:

KRONES Aktiengesellschaft
Vorstand
Böhmerwaldstr. 5
93073 Neutraubling

Bekanntzumachende Ergänzungen der Tagesordnung werden unverzüglich nach Zugang des Verlangens im elektronischen Bundesanzeiger bekannt gemacht und solchen Medien zur Veröffentlichung zugeleitet, bei denen davon ausgegangen werden kann, dass sie die Information in der gesamten Europäischen Union verbreiten. Sie werden außerdem auf der Internetseite der Gesellschaft unter www.krones.com über den Link »Investor Relations« »Hauptversammlung« zugänglich gemacht.

- **Anträge und Wahlvorschläge von Aktionären**

Jeder Aktionär ist berechtigt, der Gesellschaft Gegenanträge gegen Vorschläge von Vorstand und/oder Aufsichtsrat zu bestimmten Punkten der Tagesordnung gemäß § 126 Abs. 1 AktG sowie Vorschläge zur Wahl von Abschlussprüfern gemäß § 127 AktG zu übersenden. Gegenanträge müssen mit einer Begründung versehen sein; Wahlvorschläge brauchen nicht begründet zu werden. Gegenanträge und Wahlvorschläge sind ausschließlich zu richten an:

KRONES Aktiengesellschaft
Investor Relations
Böhmerwaldstr. 5
93073 Neutraubling

oder
Telefax: 09401 703786
oder
E-Mail: hv2010@krones.com

Anderweitig adressierte Gegenanträge oder Wahlvorschläge werden nicht berücksichtigt.

Bis zum Ablauf des 01.06.2010 (24.00 Uhr MESZ) unter dieser Adresse eingegangene und zugänglich zu machende Gegenanträge oder Wahlvorschläge werden einschließlich des Namens des Aktionärs sowie der – bei Wahlvorschlägen eventuellen – Begründung auf der Internetseite der Gesellschaft unter www.krones.com über den Link »Investor Relations« »Hauptversammlung« unverzüglich zugänglich gemacht. Eventuelle Stellungnahmen der Verwaltung werden ebenfalls unter dieser Internetadresse veröffentlicht.

Von der Veröffentlichung eines Gegenantrags und seiner Begründung kann die Gesellschaft unter den in § 126 Abs. 2 AktG genannten Voraussetzungen absehen. Eine Begründung eines Gegenantrags braucht beispielsweise nicht zugänglich gemacht werden, wenn sie insgesamt mehr als 5.000 Zeichen beträgt.

Es wird darauf hingewiesen, dass Gegenanträge und Wahlvorschläge, auch wenn sie der Gesellschaft vorab übermittelt worden sind, in der Hauptversammlung nur dann Beachtung finden, wenn sie dort mündlich gestellt bzw. unterbreitet werden. Das Recht eines jeden Aktionärs, während der Hauptversammlung Gegenanträge zu den verschiedenen Punkten der Tagesordnung oder Wahlvorschläge auch ohne vorherige Übermittlung an die Gesellschaft zu stellen, bleibt unberührt.

- **Auskunftsrecht der Aktionäre**

Jedem Aktionär ist auf Verlangen in der Hauptversammlung vom Vorstand Auskunft über Angelegenheiten der Gesellschaft zu geben, soweit sie zur sachgemäßen Beurteilung des Gegenstandes der Tagesordnung erforderlich ist. Die Auskunftspflicht erstreckt sich auch auf die rechtlichen und geschäftlichen Beziehungen der Gesellschaft zu verbundenen Unternehmen sowie auf die Lage des Konzerns und der in den Konzernabschluss einbezogenen Unternehmen. Von einer Beantwortung einzelner Fragen kann der Vorstand aus den in § 131 Abs. 3 AktG genannten Gründen absehen.

Um die sachgerechte Beantwortung zu erleichtern, werden Aktionäre und Aktionärsvertreter, die in der Hauptversammlung Fragen stellen möchten, höflich gebeten, diese Fragen möglichst frühzeitig an o.g. Adresse zu übersenden. Diese Übersendung ist keine förmliche Voraussetzung für die Beantwortung. Das Auskunftsrecht bleibt hiervon unberührt.

Informationen (Unterlagen) auf der Internetseite der Gesellschaft

Folgende Informationen sind auf der Internetseite der Gesellschaft unter www.krones.com über den Link »Investor Relations« und über den weiteren Link »Hauptversammlung« zugänglich:

- der Inhalt dieser Einberufung,
- etwaige der Hauptversammlung zugänglich zu machende Unterlagen,
- der Geschäftsbericht der Gesellschaft über das Geschäftsjahr 2009, der insbesondere auch die Darstellung des Vergütungssystems der Vorstandsmitglieder enthält,
- die Gesamtzahl der Aktien und Stimmrechte im Zeitpunkt der Einberufung der Hauptversammlung,
- die Formulare, die für die Erteilung einer Vollmacht für die Hauptversammlung oder die Bevollmächtigung eines von der Gesellschaft benannten weisungsgebundenen Stimmrechtsvertreters und die Erteilung der Anweisungen an diesen verwendet werden können,
- nähere Erläuterungen zu den oben dargestellten Rechten der Aktionäre (Ergänzung der Tagesordnung, Gegenanträge bzw. Wahlvorschläge, Auskunftsrecht).

Neutraubling, im April 2010

KRONES Aktiengesellschaft
Der Vorstand

KRONES AG
Konzernkommunikation
Böhmerwaldstraße 5
93073 Neutraubling
Deutschland

Telefon + 49 9401 703258
Telefax + 49 9401 703786
E-Mail investor-relations@krones.de
Internet www.krones.com


B8
A3
München
Passau
Breslauer Str.
Regensburger Straße
Stadthalle Neutraubling
Walhallastraße
Osttangente

KRONES AG
Hauptversammlung
am 16. Juni 2010

Stadthalle Neutraubling
Regensburger Straße 9
93073 Neutraubling